EQUITY ANALYSTS INC.
                 REGISTERED INVESTMENT
                 ADVISORS
                    ANALYSTS INVESTMENT TRUST

                          ANNUAL REPORT
                          July 31, 1996
                       ANALYSTS STOCK FUND
                  ANALYSTS FIXED INCOME FUND
      MESSAGE FROM THE FUND PRESIDENT/PORTFOLIO MANAGER


ANALYSTS STOCK FUND

This report covers the period 8/1/95 through 7/31/96. The total return of the Stock Fund from August 1, 1995 to July
31, 1996 was 6.84%.    This compares to a 6.10% rate of
return for
the Dow Jones
World Index (DJWI). Since inception of the Analysts Stock Fund (August 25, 1993), the average annual total return of the Analysts Stock Fund is 10.78% versus 6.97% for the DJWI.

The  annual total return of the Analysts Stock Fund and the
DJWI were          very  close  for  the  year  ending
7/31/96.   The  total
allocation to foreign stocks in the Analysts Stock Fund is very similar to the total allocation in the DJWI. The Analysts Stock Fund has carried a lower allocation of Japanese stocks than the DJWI which has been the primary reason the Analysts Stock Fund has outperformed the Dow Jones World Index since inception of the Fund. The Analysts Stock Fund has also allocated more to certain sectors such as telecommunications, which has also helped the Analysts Stock Fund outperform the DJWI. The strategy of the Analysts Stock Fund is to diversify between Large Capitalization, Small
Capitalization, International, Real Estate Investment Trusts and Precious Metal Stocks. Our goal is that over time these broad areas will move somewhat independent of each other giving a lower overall volatility while not sacrificing the rate of return.

Interest rates and the growth of the world economy will be major factors in the performance of the stock markets. U.S. interest rates declined significantly in 1995 which helped the stock and bond markets recover from 1994 and appreciate significantly in 1995.
The first half of 1996 saw interest rates rise and then level off at the end of April. This caused the stock market to remain flat from March through July 1996. Inflation remains low and economic growth sluggish which should help keep interest rates the same or slightly lower for the rest
of 1996.   These factors  should  help the U.S. stock market
appreciate for the remainder of 1996. As the world economies become dependent on each other for trade and comparative advantages, strong world economic growth should result. The international stock markets should continue to develop and grow as countries look for ways to raise capital and invite foreign investment.
ANALYSTS FIXED INCOME FUND

The  total return of the Fixed Income Fund for the
period
8/1/95 through  7/31/96  was 5.84%.  This compares to a
5.19% rate of return for the Lehman Intermediate T-Bond Index over the same time period. Since inception of the Analysts Fixed Income Fund (August 25, 1993), the
average annual total return of the Analysts Fixed Income Fund is 2.44% versus 4.39% for the Lehman Intermediate T-Bond Index.
The Analysts Fixed Income Fund is diversified between Government Bonds, Corporate Bonds, Mortgage Backed Securities, Preferred Stocks, Global Bond Funds and Real Estate Investment Trusts. Our strategy is to remain broadly diversified to reduce our exposure in any one area and reduce our volatility. During 1995 interest rates declined significantly. With long term interest rates declining, fixed income investments performed well in 1995. Interest rates in 1996 rose through the end of April. This caused fixed income investments to decline through
April.   From January  1996 through July 1996 the total
return of fixed income investments have been just slightly
positive.
Although unemployment is at historical lows, inflation continues to be low and economic growth sluggish so far in 1996. The current low inflation is good news for the
fixed income markets, but   the  low  unemployment  is  cause
for concern.   The  low unemployment  could  lead  to higher
inflation and could cause interest rates to rise sometime in 1997. A major factor though is the federal government's effort to balance the budget and American corporations efforts to remain competitive. The federal government will be under pressure to reduce spending and raise taxes to balance the budget. Corporations will be uner pressure to reduce payrolls and streamline to remain
competitive.   These factors should balance the high
employment situation.
Thank you for your support of the Analysts Group of Funds and your continued interest in our investment strategies. Please feel free to call me any time if you have questions about the funds or investments in general.


Lee Manzler
President and Portfolio Manager
Analysts Stock and Fixed Income Funds




                  INDEPENDENT AUDITORS REPORT
To the Shareholders and
Board of Trustees
Analysts Investment Trust
We   have  audited  the  accompanying  statement  of  assets
and liabilities   of   the  Analysts  Investment  Trust
(comprising, respectively, the Stock Fund and the Fixed
Income Fund), including the schedules of investments in securities as of July 31, 1996, the related statements of operations for the year then ended, the statement of changes in net assets, and financial highlights for each of the two years in the period then ended. These financial statements and financial highlights are the responsibility of the Trusts' management. Our responsibility is to express an opinion on these financial
statements and financial highlights based  on our   audits.
The financial highlights for the period from inception (August 25, 1993) through July 31, 1994, were audited by other  auditors whose
report dated August 29, 1994, expressed an unqualified opinion on those financial highlights.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of July 31, 1996, by correspondence with
the custodian  and brokers.   An audit also  includes
assessing the accounting principles used and significant estimates made by management, as well as evaluating the
overall financial statement presentation.   We  believe that
our audits provide  a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material
respects,  the financial   position   of   each  of  the
respective   portfolios constituting  the Analysts Investment
Trust as of July 31, 1996, the results of their operations for the year then ended, the changes in their net assets, and the financial highlights for each of the two years in the period then ended, in conformity with generally accepted accounting principles.



                                       Berge & Company LTD
Cincinnati, Ohio
September 12, 1996
ANALYSTS INVESTMENT TRUST
ANALYSTS STOCK FUND
SCHEDULE OF INVESTMENTS IN SECURITIES
July 31, 1996


Common stock:  82.7%

Large Capitalization U.S. Stocks:  23.3%

Shares
Market
Value

2,000    Advanced Micro Devices*                       $ 24,250
 556     Allstate Corporation                            24,881
 200     Ameritech Corporation                           11,100
1,100    Banc One Corporation                            38,088
 200     Bell Atlantic Corporation                       11,825
 326     Bell South Corporation                          13,366
 400     Briggs & Stratton Corporation                   15,050
2,500    Centerior Energy                                18,437
 460     Chevron Corporation                             26,623
 814     Chrysler Corporation                            23,097
 284     Cincinnati Financial Corporation                15,833
 850     Cinergy Corporation                             25,181
1,000    CIPSCO Inc.                                     35,750
 500     Compaq Computer Corporation*                    27,375
 550     Du Pont EI De Nemours                           44,413
 450     Eastman Kodak Company                           33,581
1,000    Entergy                                         25,500
 300     Exxon Corporation                               24,675
 498     Ford Motor Corporation                          16,185
 550     General Electric Corporation                    45,306
 400     Intel Corporation                               30,050
 600     J.P. Morgan                                     51,600
1,000    National Fuel Gas                               33,750
 200     Nynex Corporation                               8,975
 900     PNC Bank                                        26,212
1500     Potomac Electric Power                          36,187
 950     RJR Nabisco Holdings                            29,213
 600     Sears, Roebuck & Company                        24,600
 700     Star Banc Corporation                           52,500
 305     Texaco, Inc.                                    25,925
1440     Woolworth Corporation*                          27,720
         Total (Cost:  $674,884)                      $ 847,248

ANALYSTS INVESTMENT TRUST
ANALYSTS STOCK FUND
SCHEDULE OF INVESTMENTS IN SECURITIES
July 31, 1996


Small/Medium Capitalization U.S. Stocks:  14.7%

Shares
                                                        Market
                                                         Value

1,200    Airborne Freight Corporation                  $25,650
 700     Ameron, Inc.                                   24,500
1,250    Aquarion Company                               31,563
1,000    Arvin Industries                               21,625
 700     Circle Financial Corporation                   23,975
1,500    Connecticut Energy                             29,250
 950     Essex County Gas                               22,800
3,000    Fansteel, Inc.                                 18,375
3,000    Gibson Greetings, Inc.*                        36,000
2,000    Handleman Company                               9,250
1,900    Marsh Supermarkets Inc. Class B                19,712
1,250    Nash Finch Company                             20,156
1,300    Provident Life & Accident Class B              47,450
1,000    S&P 400 Deposit Receipts                       43,688
1,400    Sea Containers Ltd Class A                     24,500
 275     Silicon Graphics, Inc.                          6,462
1,250    Sport Supply Group, Inc.                        7,188
 750     Standard Federal Bank                          29,250
1,500    Standard Motor Products                        22,500
1,000    Waban, Inc.*                                   19,000
1,500    Wynns International                            36,187
1,200    Yellow Corporation*                            15,300
         Total (Cost:  $510,400)                      $534,381

Foreign Stocks:  32.6%

 600     Akzo NV ADR                                   $33,675
1,800    Alcatel Alsthom                                29,250
2,000    Anangel-American Shipholding ADR               19,500
1,454    BAT Industries PLC ADR                         23,264
3,500    Bet PLC ADR                                    48,562
 400     Brazil Fund, Inc.                               8,650
 900     British Gas ADR                                27,338
1,000    British Steel ADR                              27,750

ANALYSTS INVESTMENT TRUST
ANALYSTS STOCK FUND
SCHEDULE OF INVESTMENTS IN SECURITIES
July 31, 1996
Foreign Stocks (continued):
Shares
                                                        Market
                                                         Value

3,000    BT Shipping LTD. ADR*                         $12,562
  900    Buenos Aires Embotella ADR                      6,300
  750    Cadbury Schwepps PLC ADR                       24,281
13,000   Cifra S A De C V ADR                           17,592
1,300    Compania Cervecerias Unida ADR                 31,037
1,250    CRH PLC ADR                                    58,906
1,400    Emerging Germany Fund                           9,975
1,200    Ericsson L M Tel. Company ADR                  24,375
  850    Europe Fund, Inc.                              11,475
1,150    First Australia Fund, Inc.                      9,919
2,000    Hanson PLC ADR                                 25,500
1,700    Hong Kong Telecommunications ADR               28,050
  200    Ito Yakado LTD ADR                             45,900
  866    Japan Equity Fund, Inc.                         9,418
  700    KLM Royal Dutch Airlines ADR                   22,050
1,050    Koninklijke Ahold N V ADR                      53,287
2,600    Makita Corporation                             39,650
  300    Matsushita Electric                            51,300
  800    NEC Corp. ADR                                  42,000
  200    Philippine Long Distance Tel. ADR              11,725
  400    Polygram N V ADR                               22,450
  300    Royal Dutch                                    45,263
1,900    SKF AB ADR                                     40,613
  800    Sony Corp. ADR                                 51,200
  900    TDK Corp. ADR                                  51,638
1,200    Tele Danmark                                   28,050
  400    Telecom Corp. New Zealand ADR                  29,450
  600    Telefonos De Mexico ADR                        18,375
1,000    Templeton World China Fund                     10,500
  700    Tokio Marine & Fire Insurance ADR              43,050
1,350    United Newspapers Pub. ADR                     26,325
  600    Vodafone Group PLC ADR                         21,450
1,400    WPP Group PLC ADR                              45,500
         Total (Cost:  $1,078,107)                  $1,187,155


ANALYSTS INVESTMENT TRUST
ANALYSTS STOCK FUND
SCHEDULE OF INVESTMENTS IN SECURITIES
July 31, 1996

Real Estate Stocks:  10.0%

Shares
                                                      Market
                                                       Value

1,450    American Health Properties                   $30,450
900      Asarco                                        21,600
1,500    Carr Realty Corporation                       36,000
2,800    Commercial Net Lease                          38,150
1,500    First Industrial Realty                       35,250
2,100    Health & Retirement Properties Trust          35,175
1,500    New Plan Realty Trust                         31,875
1,186    Omega Healthcare Investors                    33,505
3,500    Property Capital Trust                        27,563
1,250    Public Storage Properties XVI                 22,187
1,000    Resource Mtg. Capital, Inc.                   24,125
1,250    Simon Property Group Inc.                     29,375
         Total (Cost:  $362,602)                     $365,255
Mining/Precious Metals Stocks:  2.1%
1300     Barrick Gold Resources                       $36,238
1500     Pegasus Gold*                                 18,187
400      Phelps Dodge Corporation                      23,500
          Total (Cost:  $69,370)                      $77,925
          Total Common Stock (Cost:  $2,695,363)   $3,011,964
 Repurchase Agreements:  16.6%
   Face
604,000   4.7%  Star Bank Repurchase Agreement,  issued  July
31,1996, due August 7, 1996, collateralized by $1,130,000 GNMA Pool # 8359, 6.5%; due January 20, 2024.

                                                      $604,000

Total  Investment at Market Value (Cost:  $3,299,363)  99.3%
                                                    $3,615,964
All Other Assets less Liabilities   0.7%
26,528
Net Assets   100%                                   $3,642,492
* Non-dividend paying investment.
ANALYSTS INVESTMENT TRUST
ANALYSTS FIXED INCOME FUND
SCHEDULE OF INVESTMENTS IN SECURITIES
July 31, 1996


Common Stock:  19.0%

Real Estate Investment Trusts:  14.9%

Shares
                                                      Market
                                                       Value

1,550    American Health Properties                   $32,550
3,000    Berkshire Realty, Inc.                        32,250
1,000    Carr Realty Corporation                       24,000
2,380    Commercial Net Lease                          32,428
1,300    First Industrial Realty                       30,550
1,850    Health & Retirement Properties Trust          30,987
1,000    Hospitality Properties Trust                  26,375
2,000    Kranzco Realty                                31,500
1,189    Omega Healthcare Investors                    33,589
1,700    Resource Mortgage Capital, Inc.               41,013
1,250    Simon Property Group Inc.                     29,375

         Total (Cost $353,149)                       $344,617

Closed End Mutual Funds:  4.1%

3,900    Kleinwort Benson Australian Income Fund      $35,100
5,800    Putnam Premier Income Fund                    43,500
1,500    Templeton Emerging Markets Income Fund        17,437

         Total (Cost:  $103,260)                      $96,037

         Total Common Stock (Cost:  $456,409)         $440,654

Preferred Stocks:  7.3%

2,000    Carolina Power & Light Company               $51,500
2,000    Consolidated Edison                           47,750
 700     Environmental Systems Company                 10,850
 300     James River Corporation                        7,463
2,000    Unum Corp. MIDS                               51,500

Total Preferred Stock (Cost:   $170,708)             $169,063

ANALYSTS INVESTMENT TRUST
ANALYSTS FIXED INCOME FUND
SCHEDULE OF INVESTMENTS IN SECURITIES
July 31, 1996


Corporate Bonds:  38.2%

     Face
                                                          Market
                                                           Value

5,000    DuPont E I De Nemours & Company 8.45%, 10/15/96   $5,025
3,000    AMR Corp. 8.1%, 11/1/98                            3,068
30,000   Merrill Lynch 7.75%, 3/1/99                       30,760
4,000    RJR Nabisco Inc. 8.3%, 4/15/99                     4,080
35,000   Texaco Capital Corp. 9.0%, 12/15/99               37,323
50,000   DuPont E I De Nemours & Company 9.15%, 4/15/00    53,831
46,000   Household Financial 9.625%, 7/15/00               50,119
4,000    American Telephone & Telegraph 6.0%, 8/1/00        3,888
5,000    First Chicago Corp. 11.25%, 2/20/01                5,806
5,000    Bankamerica Corp. 8.375%, 3/15/02                  5,290
100000   Kentucky Power 6.65%, 5/1/03                      97,667
10,000   General Motors Corp. 8.875%, 5/15/03              10,827
10,000   Consolidated Natural Gas Company 5.75%, 8/1/03     9,294
50,000   New York Telephone Company 5.625%, 11/1/03        45,828
50,000    American  Telephone & Telegraph Company
          6.75%,4/1/04                                     49,187
50,000   Nationsbank Corp. 7.75%, 8/15/04                  51,204
10,000   Southwestern Bell 5.75%, 9/1/04                    9,054
50,000   Pacific Bell Telephone Company 6.25%, 3/1/05      46,794
50,000   U.S. West Communications 6.125%, 11/15/05         46,090
30,000   Chemical Banking Corp. 7.5%, 5/15/10              29,409
40,000   GE Capital Corp Step-Up 7.0%, 10/18/10            38,218
50,000   Coca-Cola Enterprises 7.0%, 12/01/10              45,934
50,000   Citicorp 7.0%, 12/15/10                           45,917
50,000   J.P. Morgan 6.610%, 12/15/10                      45,712
50,000   GE Capital Corp. Step-Up 7.0%, 3/18/11            48,176
10,000   Caterpillar Inc. Del. 9.375, 8/15/11              11,697
50,000   Aetna Life & Cas Company 6.750%, 9/15/13          45,216
10,000   International Business Machines 8.375%, 11/1/19   10,788

         Total Corporate Bonds (Cost:  $901,362)         $886,202

ANALYSTS INVESTMENT TRUST
ANALYSTS FIXED INCOME FUND
SCHEDULE OF INVESTMENTS IN SECURITIES
July 31, 1996


U.S. Government Obligations:  8.0%

     Face
                                                          Market
                                                           Value
50,000   Tennessee Valley Authority 6.875%, 1/15/02        $49,572
50,000   FNMA 6.320%, 7/28/03                               47,897
20,000   FNMA 6.420%, 2/25/04                               19,130
20,000   Federal Home Loan Bank 8.080%, 8/27/10             19,879
50,000   Federal Home Loan Bank 7.5%, 11/15/10              48,408
          Total  U.S. Government Obligations
         (Cost:  $190,344)                                $184,886

Mortgage Backed Obligations:  7.0%
4,721     Paine  Webber  CMO Trust Series  1988-I,
          8.6%,4/1/18                                       $4,869
5,914     Collaterized Mortgage Securities 1991-3I,
          8.55%,8/20/20                                      6,031
12,000   FHLMC REMIC 1991 Trust 1177 Class I,
         6.95%,1/15/21                                      11,618
15,000   FNMA REMIC Series 93-1601, 6.5%, 7/25/22           12,966
12,000   FNMA REMIC 1992 Trust G-53 Class J, 7.0%,
         9/25/22                                            11,290
18,000   FHLMC 1993 Trust 1462 Class D, 7.5%, 11/15/22      17,008
12,000   FNMA 1993 Trust 122 Class L, 6.5%, 1/25/23         11,303
20,000   FNMA REMIC 1993 Trust G 10 Class J, 5.0%, 3/25/23  14,313
20,000   FHLMC REMIC 1993 Trust 1497 Class Q, 7.0%,4/15/23  18,044
20,000   FHLMC REMIC 1993 Trust 1602 Class BB 6.1%,4/15/23  18,048
12,000   FHLMC REMIC 1993 Trust 1503 Class H, 7.0%,5/15/23  10,825
12,000   FNMA REMIC 1993 Trust 50 Class L, 7.0%, 5/25/23    11,284
4,000    FHLMC REMIC 1993 Trust G13 Class D, 6.75%, 6/25/23  3,708
12,000   Ray  Ellison  Mac Series 92-H Class  I,
         7.1%,12/31/23                                      11,318
         Total Mortgage Backed (Cost:  $181,064)          $162,625

Repurchase Agreements:  18.9%
438,000   4.7%  Star Bank Repurchase Agreement,  issued
July31, 1996, due August 7, 1996, collateralized by $1,130,000
GNMA  Pool # 8359, 6.5%; due January 20,2024     $438,000

Total  Investment at Market Value
(Cost:  $2,337,887)  98.4%                             $2,281,430
All Other Assets less Liabilities   1.6%
                                                           37,793
Net Assets   100%                                      $2,319,223
ANALYSTS INVESTMENT TRUST
STATEMENT OF ASSETS AND LIABILITIES
July 31, 1996



                                             Fixed Stock  Fund
                                             Income
Fund

ASSETS

Investment securities, at value
 Unaffiliated Issuers                   $ 3,011,964     $1,843,430
 Repurchase Agreements                      604,000        438,000
                                          3,615,964      2,281,430
Receivable for investment securities sold                      245
Dividends and interest receivable             8,132         23,349
Cash                                         24,952         17,280

Total Assets                              3,649,048      2,322,304

LIABILITIES

Management fee payable                        6,556          3,081

Total Liabilities                             6,556          3,081

NET ASSETS                              $ 3,642,492     $2,319,223
 Net assets consist of:
Capital shares                          $ 3,306,449     $2,394,958
 Accumulated undistributed
 net investment income                        8,141         12,857
Accumulated net realized gains (losses)
      from securities transactions           11,997        (32,624)
Net  unrealized appreciation (depreciation) on investments
                                           315 ,905        (55,968)

NET ASSETS                              $ 3,642,492      $2,319,223

Net asset value, offering price, and redemption price per
share                                       $ 18.28         $13.62
Fund shares outstanding                     199,273        170,327


ANALYSTS INVESTMENT TRUST
STATEMENT OF OPERATIONS
Year ended July 31, 1996



                                             Fixed Stock  Fund
                                             Income
Fund

INVESTMENT INCOME:

Dividends                                 $ 104,921       $40,799
Interest                                     17,633        92,333

Total Investment Income                     122,554       133,132

EXPENSES:

Management Fee                               63,141        27,934

NET INVESTMENT INCOME                        59,413       105,198

REALIZED AND UNREALIZED GAINS ON INVESTMENTS:

Net realized gains (losses) from security transactions
                                             25,122
 Net change in net unrealized appreciation
(depreciation) on investments               108,455       (1,075)

NET REALIZED AND UNREALIZED GAINS (LOSSES)
      ON INVESTMENTS                        133,577       (1,075)

NET INCREASE IN NET ASSETS FROM OPERATIONS $192,990      $104,123


ANALYSTS INVESTMENT TRUST
STATEMENT OF CHANGES IN NET ASSETS
Years ended July 31, 1996 and 1995


                                                           Fixed
                                       Stock Fund        Income Fund
                                    1996       1995      1996       1995
FROM OPERATIONS:

Net investment income          $59,413      $30,970    $105,198   $73,306
Net realized gains (losses) from
 security transactions          25,122       60,118                (9,397)
Net   realized   gains  from  covered  call  option
transactions                                  6,016
Net change in net unrealized appreciation
depreciation) on investments   108,455      216,927     (1,075)    36,231

Net  increase (decrease) in net assets from
operations                     192,990      314,031     104,123   100,140

DISTRIBUTIONS TO SHAREHOLDERS:

From  net investment income     53,510       34,771     100,346    72,527
From capital gains              75,004                   16,114
Decrease in net assets from distributions
to shareholders                128,514       34,771     116,460    72,527

FROM FUND SHARE TRANSACTIONS:

Proceeds from shares sold    1,347,445     931,945    1,041,702   738,491
Net asset value of shares issued in
 reinvestment of distributions
 to shareholders               128,415      34,750       86,046    63,505
Payment  for shares redeemed  (447,334)   (764,831)    (273,154) (431,283)
Net increase from fund share transactions
                             1,028,526     201,864      854,594   370,713

NET INCREASE IN NET ASSETS:  1,093,002     481,124      842,257   398,326

NET ASSETS:
Beginning of period          2,549,490   2,068,366    1,476,966  1,078,640
End  of  period             $3,642,492  $2,549,490   $2,319,223 $1,476,966

Accumulated  undistributed  net investment  income
                               $8,141       $2,239      $12,857    $8,004



ANALYSTS INVESTMENT TRUST
FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years ended July 31, 1996 and 1995 and the Period from Inception (August 25, 1993) through
July  31, 1994


                                                              Fixed
                                 Stock   Fund               Income Fund
                            1996     1995     1994      1996    1995    1994
Net asset value beginning of period
                           $17.87  $15.79   $14.46    $13.57  $13.38   $14.74
Income from investment operations:
 Net investment income        .34     .24      .19        .78     .80     .77
   Net  realized  and  unrealized  gains  on  securities
                              .81    2.11     1.24        .01     .18   (1.63)
Total from investment operations
                             1.15    2.35     1.43        .79     .98    (.86)

Less distributions:
   Dividends  from  net  investment  income
                             (.31)  (.27)     (.10)      (.74)  (.79)   (.50)
 Dividends from capital gains
                             (.43)

Total   distributions        (.74)  (.27)     (.10)      (.74)  (.79)   (.50)
Net asset value, end of period
                          $ 18.28   $17.87   $15.79     $13.62  $13.57 $13.38
Total  return                6.84%  15.01%   10.70%*     5.84%   7.61% (6.20%)*

Ratios/Supplemental Data:
Net assets, end of period (thousands)
                          $3,642   $2,549    $2,068     $2,319 $1,477  $1,079
Ratio of  expenses  to  average  net  assets
                           2.00%    2.00%     2.00%      1.50%   1.50%  1.50%
Ratio of net investment income to average net assets
                           1.89%    1.45%    1.18%        5.65%   6.03%  5.57%
Portfolio turnover rate    6.19%   32.02%    4.52%       22.34%  18.01% 22.67%
Average commission rate paid
                         $0.086      -          -        $0.082     -      -




*Annualized
                    ANALYSTS INVESTMENT TRUST
                 NOTES TO FINANCIAL STATEMENTS



(1)  SIGNIFICANT ACCOUNTING POLICIES

Analysts Investment Trust (AIT) is registered under the Investment Advisor Act of 1940, as amended, as a no-load, diversified, open end management investment company. AIT was established as an Ohio Business Trust under a Declaration of Trust dated May 28, 1993. The Declaration of Trust, as amended, permits the Trustees to issue an unlimited number of shares of the Analysts Stock Fund (ASF) and the
Analysts Fixed Income Fund (AFI) (The Funds).   The following
is a summary of the significant accounting policies  of AIT:

Securities Valuation: Equity securities, options and commodities listed on exchanges or on the NASDAQ are valued at the last  sale price  as  of the close of business on the day the securities are being valued. Lacking a last sale price, a security is generally valued at its last bid price, except when, in  Equity  Analysts Inc.'s  (The
Advisor)  opinion,  the last  bid  price  does  not accurately
reflect the current value of the security.   All  other
securities  for  which  over-thecounter  market  quotations
are readily  available  are valued at their bid  price.   When
market quotations are not readily available, when the Advisor determines the last bid price does not accurately reflect the current value, or when restricted securities are being valued, such  securities are valued as determined in good
faith by the Advisor, subject to review of the Trust's Board of Trustees. Fixed income securities (including mortgage related and asset backed and receivable backed securities)
may be valued on the basis of prices furnished by a pricing service when the Advisor believes such prices accurately
reflect  the  fair  market value of such securities.   A
pricing service   utilizes  electronic  data processing
techniques   to determine  prices for normal institutional-
size trading units of debt securities without regard to sale or bid prices. When prices are not readily available from a  pricing  service,  or  when restricted or illiquid
securities are being valued, securities are valued at fair value as determined in good faith by the Advisor, subject to review by the Trust's Board of Trustees. Short  term
investments  in  fixed income
securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of
valuation.   Repurchase agreements  are  valued  at  cost
which approximates market. It is the policy of the Funds that their custodian take possession of the underlying collateral securities. Collateral is marked to market daily to ensure that the market value of the underlying assets equals or exceeds the value of the seller's repurchase obligation. In the event of a bankruptcy or another default of the seller of a repurchase agreement, a Fund could experience both delays in liquidating the underlying securities and losses. The loss would equal the amount by which the carrying value of the repurchase agreement(s) exceeded the proceeds received in liquidation of the underlying collateral securities. To minimize the possibility of loss, the Funds enter into repurchase agreements only with institutions deemed to be creditworthy by the Advisor, including banks that serve as custodian for the Funds, banks having assets in excess of $1 billion of primary government securities dealers.
                   ANALYSTS INVESTMENT TRUST
                 NOTES TO FINANCIAL STATEMENTS



(1)  SIGNIFICANT ACCOUNTING POLICIES (continued)

Options  Accounting Principles:     When a put or call  option
is written, an amount equal to the premium received is recorded as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written at which time an unrealized gain or loss is recognized. The current market value of a traded option contract is the last sale price or, in the absence of a last sale price, the mean between the last bid and ask price, or in the absence of either of these two prices, fair value as determined in good faith by the Board of Trustees. When a written option contract expires or is terminated (closing purchase transaction), a realized gain (or realized loss if the cost of the closing purchase transaction exceeds the premium received when the option was sold) is recorded without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. When an option is exercised by the holder, again or loss from the underlying security is realized and the proceeds from such a sale are increased by the premium originally received. When a put or call option is written, the Fund must maintain a margin account with its custodian or the broker with a maintenance margin determined on a daily basis as the value of the underlying security, commodity or currency fluctuates.

Share  Valuation:    The net asset value per share  is
calculated daily by dividing the total value of each Fund's investments and other assets, less liabilities, by the total number of shares outstanding.

Investment  Income  and Distributions to Shareholders:
Interest income is accrued as earned. Dividend income is recorded on the ex-dividend date. Distributions to shareholders arising from net investment income are declared and it is the intention that such distributions be paid quarterly. Net realized capital gains, if any, are distributed to shareholders at least once per year.

Security  Transactions:   Security transactions are accounted
for on a trade date basis, which is the date the order to buy or sell is executed. Securities sold are valued on a specific identification basis.

Use  of  estimates:   The preparation of financial  statements
in conformity with generally accepted accounting principles requires the Advisor to make estimates and assumptions that affect the amounts reported in these financial statements
and accompanying notes.   The  Advisor  believes that  the
estimates utilized in preparing these financial statements are reasonable and prudent. Actual results could differ from these estimates.
ANALYSTS INVESTMENT TRUST
                NOTES TO FINANCIAL STATEMENTS



(1)  SIGNIFICANT ACCOUNTING POLICIES (continued)

Federal Income Taxes:    It is each Fund's policy to comply
with the special provisions of the Internal Revenue Code available to regulated investment companies. As provided therein, in any fiscal year in which a Fund so qualifies, and distributes at least 90% of its taxable net income, the Fund (but not its shareholders) will be relieved of federal income tax on the income distributed. Accordingly, no provision for income taxes is made. In order to avoid imposition of the excise tax created by the Tax Reform Act of 1986 as amended by the Revenue Act of 1987, it is each Fund's intention to declare as dividends in each calendar year at least 98% of its net investment income (earned during the calendar year) and 98% of its realized capital gains (earned during the twelve months ended October 31 of the calendar year) plus undistributed amounts from prior years.

(2)  INVESTMENT TRANSACTIONS

Investment  transactions are as follows for the year  ended
July 31, 1996:

                                Analysts Stock Fund           Analysts
                                                          Fixed Income Fund
Purchase of investment securities      $742,906               $986,069
Proceeds from sales and maturities
 of investment securities               168,181                332,831

The table above includes U.S. Government Securities purchased and sold by Analysts Fixed Income Fund amounting to $139,035 and $197,000, respectively. There were no purchases or sales of U.S. Government Securities by the Analysts Stock
Fund during the year.

(3)TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

The President and Treasurer, and the Vice President and Secretary of the Trust are shareholders and employees of the Advisor, registered investment advisor to the Trust. In
addition, each of these   individuals  are  shareholders  of
the   Funds.    AIT's investments  are  managed by the
Advisor under  the  terms  of  a Management  Agreement.
Under  the Management  Agreement,  the
Advisor pays all of the expenses of the Funds except brokerage, taxes, interest and extraordinary expenses. As compensation for investment advisory services and agreement to pay the above Fund expenses, each Fund pays the Advisor a fee computed and accrued daily and paid monthly. The fee for ASF is computed at an annual average rate of 2% of average daily net assets of ASF up to and including $20 million, 1.75% of such assets from $20 million up to and including $40 million, 1.5% of such assets from $40 million up to and including $100 million, and .75% of such assets above $100 million. The fee for AFI is computed at an annual rate of 1.5% of average daily net assets of AFI up to and including $20 million, 1.25% of such assets from $20 million up to and including $40 million, 1% of such assets from $40 million up to and including $100 million and .75% of such assets above $100 million.
                   ANALYSTS INVESTMENT TRUST
               NOTES TO FINANCIAL STATEMENTS



(4)            FUND SHARE TRANSACTIONS

Proceeds and payments on shares of the Funds as shown in the Statement of Changes in Net Assets are the result of the following share transactions:

                           Analysts Stock Fund                Analysts Fixed
                                                               Income Fund
Shares sold                         73,841                           75,103
Shares issued in reinvestment of
 distributions                       7,097                            6,276
Totals                              80,938                           81,379
Less shares redeemed                24,350                           19,884
Net increase in shares outstanding  56,588                           61,495
Shares at beginning of year        142,685                          108,832
Shares at end of year              199,273                          170,327

(5)    FINANCIAL INSTRUMENT DISCLOSURE

There are no reportable Financial instruments which have any offbalance sheet risk in either of the Funds as of July 31, 1996.

(6)              SECURITY TRANSACTIONS

For Federal income tax purposes, the cost of investments owned at July 31, 1996 was the same as identified cost. At July 31, 1996, the composition of unrealized appreciation (the excess of value over tax cost) and depreciation (the excess of tax cost over value) was as follows:

                          Appreciation     Depreciation       Net
Stock Fund                  $488,442         $(172,538)     $315,904
Fixed Income Fund             22,260           (78,227)      (55,967)




The Board of Trustees
Analysts Investment Trust

In planning and performing our audit of the financial statements of Analysts Trust for the year ended July 31, 1996, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on the internal control structure.

The management of Analysts Investment Trust is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accouting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control structure would not necessarity disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above as of July, 31, 1996.

This report is intended solely for the information and use of management and the Securities and Exchange Commission.

Berge and Company LTD
Cincinnati,  Ohio
September, 12, 1996